# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Newmark Group, Inc., CIK 0001690680
CUSIP: 65158N102
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 125 PARK AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 05/16/2025
Filed by CIK 0001024896
Persons authorized to receive notices and communications: Stephen M. Merkel, Esq., Cantor Fitzgerald, L.P., 499 Park Avenue, New York, New York (NY), 10022, (212) 610-2200

## Reporting persons
- Cantor Fitzgerald, L.P. (CIK 0001024896): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 39,277,386; sole dispositive power 0; shared dispositive power 39,277,386; aggregate amount beneficially owned 39,277,386 (20.5% of the class)
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 40,656,324; sole dispositive power 0; shared dispositive power 40,656,324; aggregate amount beneficially owned 40,656,324 (21% of the class)
- Howard W. Lutnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 367,976; shared voting power 42,769,870; sole dispositive power 367,976; shared dispositive power 42,769,870; aggregate amount beneficially owned 43,137,846 (22.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Newmark Group, Inc.
Address of issuer's principal executive offices: 125 PARK AVENUE, NEW YORK, New York (NY), 10017
Comment:
This Amendment No. 4 (this "Amendment") amends the Schedule 13D, dated March 19, 2018 (the "Original 13D"), subsequently amended by Amendment No. 1 to the Original 13D, dated December 12, 2018 ("Amendment No. 1"), Amendment No. 2 to the Original 13D, dated November 21, 2024 ("Amendment No. 2"), and Amendment No. 3 to the Original 13D, dated February 19, 2025 ("Amendment No. 3") filed by Cantor Fitzgerald, L.P., a Delaware limited partnership ("CFLP"), CF Group Management, Inc., a New York corporation ("CFGM"), and Howard W. Lutnick (together with CFLP and CFGM, the "Reporting Persons"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original 13D as so amended. Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, or Amendment No. 3, as the case may be.

Unless otherwise noted, the terms "Class A Common Stock" and "Class B Common Stock" refer to the Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, respectively, of Newmark Group, Inc., a Delaware corporation (the "Company" or "Newmark"), and the term "Common Stock" refers to the Class A Common Stock and the Class B Common Stock, collectively.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented with the information in Item 4 responsive hereto, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

Sale of Class A Common Stock to the Company

On May 16, 2025, Mr. Howard W. Lutnick, the U.S. Secretary of Commerce and the Company's former Executive Chairman and former Chairman of the Board of Directors (the "Board"), agreed to sell to the Company 10,969,523 shares of Class A Common Stock beneficially owned by him, including (i) 7,989,936 shares held directly by Mr. Howard W. Lutnick, (ii) 2,843,781 shares held in Mr. Howard W. Lutnick's personal asset trust, (iii) 3,384 shares held by the Howard W. Lutnick Family Trust, (iv) 2,573 shares held by Mr. Howard W. Lutnick's spouse, and (v) 129,849 shares originating from retirement accounts, including certain shares held by Mr. Howard W. Lutnick's spouse. The closing of the sale of the 10,839,674 shares held by him, his spouse, and the trusts will occur on May 19, 2025, and the closing of the sale of 129,849 shares held in retirement accounts will occur immediately after with the closings of the sale of CFGM voting shares described below. The price per share for the sale is $11.58, which is equal to the closing price of a share of Class A Common Stock on the Nasdaq Global Select Market on May 16, 2025. The aggregate purchase price of the retirement shares will be reduced by the after-tax portion of any dividends on such shares of Class A Common Stock paid to Howard W. Lutnick and his spouse, in each case, between May 16, 2025 and the closing, as well as the after-tax portion of any declared but unpaid dividends on such shares of Class A Common Stock with a record date prior to the closing that are payable.

The purchases are pursuant to the Company's existing stock repurchase authorization, most recently reapproved by the Company's Board and by the Audit Committee of the Board (the "Audit Committee") in November 2024, and the purchase of such shares from Mr. Howard W. Lutnick pursuant to such existing authorization was expressly approved by the Audit Committee in connection therewith. The transaction was made pursuant to Mr. Howard W. Lutnick's agreement to divest his interests in the Company to comply with U.S. government ethics rules in connection with his appointment as the U.S. Secretary of Commerce.

Sale of CFGM Voting Shares to Trusts Controlled by Brandon Lutnick
On May 16, 2025, Howard W. Lutnick, in his capacity as trustee of a trust, entered into agreements to sell to trusts controlled by Brandon G. Lutnick all of the voting shares of CFGM, which is the managing general partner of CFLP. CFGM, through its and CFLP's ownership of shares of the Company's common stock, controls approximately 58.5% of the total voting power of the outstanding common stock of the Company as of May 16, 2025. Following the closing of the transactions contemplated by such agreements, Brandon G. Lutnick will be deemed to have voting or dispositive power over the common stock of the Company held by CFGM and CFLP, and Howard W. Lutnick will no longer have voting or dispositive power over such securities. The closings of the transactions contemplated by such agreements are subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals.

Sale of Other Interests to Trusts Controlled by Brandon G. Lutnick
On May 16, 2025, Howard W. Lutnick, in his capacity as trustee of a trust, entered into an agreement to sell to trusts controlled by Brandon G. Lutnick certain interests, including those in Tangible Benefits, LLC ("Tangible Benefits") and KBCR Management Partners, LLC ("KBCR"), both of which hold shares of the Company. The closing of the transactions under such agreements will occur concurrently with the closings of the sale of CFGM voting shares described above.

********
The transactions described herein follow Howard W. Lutnick's agreement to divest his interests in the Company to comply with U.S. government ethics rules in connection with his appointment as the U.S. Secretary of Commerce. Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Company and reserve the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The information set forth in this Item 5 is based upon an aggregate of 152,734,090 shares of Class A Common Stock outstanding as of May 16, 2025, which, as of the same date, reflects the effect of all monetizations, unit redemptions, exchanges, dispositions, or other transactions reported in the public filings of the Company and/or in Section 16(a) reports of the relevant persons since the filing of Amendment No. 3.

CFLP is the beneficial owner of, and has shared voting and shared dispositive power with respect to, (i) an aggregate of 20,932,207 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,207 shares of Class B Common Stock held directly by CFLP and (ii) 18,345,179 shares of Class A Common Stock acquirable by CFLP upon exchange of 19,787,703 exchangeable limited partnership interests ("Holdings Units") of Newmark Holdings, L.P. held directly by CFLP which are exchangeable by CFLP for either Class A Common Stock or Class B Common Stock at the current exchange ratio (which is subject to adjustment) of 0.9271 shares of Common Stock per Holdings Unit. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Howard Lutnick, who is the trustee of an entity that is the sole shareholder of CFGM.

CFGM is the beneficial owner of, and has shared voting and shared dispositive power with respect to, (i) 20,932,207 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,207 shares of Class B Common Stock held directly by CFLP, (ii) 353,326 shares of Class A Common Stock acquirable by CFGM upon conversion of 353,326 shares of Class B Common Stock held directly by CFGM, (iii) 18,345,179 shares of Class A Common Stock acquirable upon exchange of 19,787,703 exchangeable Holdings Units held directly by CFLP at the current exchange ratio (which is subject to adjustment) of 0.9271 shares of Common Stock per Holdings Unit, and (iv) 1,025,612 shares of Class A Common Stock held directly.

Mr. Howard Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to (i) 242,303 shares of Class A Common Stock held in Mr. Howard Lutnick's 401(k) account (as of May 1, 2025) ) (ii) 112,405 shares held in a Keogh retirement account, and (iii) 13,268 shares held in other retirement accounts.

Mr. Howard Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 20,932,207 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,207 shares of Class B Common Stock held directly by CFLP,

(b) 353,326 shares of Class A Common Stock acquirable by CFGM upon conversion of 353,326 shares of Class B Common Stock held directly by CFGM,

(c) 18,345,179 shares of Class A Common Stock acquirable upon exchange of 19,787,703 exchangeable Holdings Units held directly by CFLP at the current exchange ratio (which is subject to adjustment) of 0.9271 shares of Common Stock per Holdings Unit,

(d) 1,025,612 shares of Class A Common Stock held directly by CFGM,

(e) 746,955 shares of Class A Common Stock held by a Tangible Benefits of which Mr. Howard Lutnick is the sole voting member through a trust;

(f) 1,362,415 shares of Class A Common Stock held by KBCR, which is a non-managing General Partner of CFLP, of which Mr. Howard Lutnick is sole voting member through a trust; and

(g) 4,176 shares held in retirement accounts for the benefit of the reporting person's spouse.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, 1,362,415 shares of Class A Common Stock held by it.

Mr. Brandon Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 3,335 shares held in a custodial account for his benefit under the Uniform Gifts to Minors Act. In addition, Mr. Brandon Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 746,955 shares of Class A Common Stock held by Tangible Benefits, through Mr. Brandon Lutnick's position as manager of Tangible Benefits;

(b) 907,803 shares of Class A Common Stock held by various trust accounts for the benefit of the descendants of Mr. Howard Lutnick and his immediate family, through Mr. Brandon Lutnick's position as trustee with decision making control;

(c) 246,114 shares of Class A Common Stock held by various trust accounts for the benefit of members of Mr. Howard Lutnick's immediate family, through Mr. Brandon Lutnick's position as trustee with decision making control;

(d) 1,362,415 shares of Class A Common Stock owned of record by KBCR, through Mr. Brandon Lutnick's position as manager of KBCR; and

(e) 99,146 shares of Class A Common Stock held by LFA, a Delaware limited liability company ("LFA"), through Mr. Brandon Lutnick's position as manager of LFA.

Mr. Kyle Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 1,514 shares of Class A Common Stock held directly, (ii) 4,492 shares held in a custodial account for his benefit under the Uniform Gifts to Minors Act, and (iii) 535 shares of Class A Common Stock held in his 401(k) account (as of May 1, 2025).

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 47,140 shares of Class A Common Stock held by her. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 68,185 shares of Class A Common Stock held by LFA attributable to her as holder of the majority of the units of LFA.

Mr. Stephen Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, 15,909 shares of Class A Common Stock, comprised of (i) 4,461 shares of Class A Common Stock held in his individual account, and (ii) 11,448 shares of Class A Common Stock held in Mr. Merkel's 401(k) account (as of May 1, 2025). In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,901 shares of Class A Common Stock held in trusts for the benefit of Mr. Merkel's immediate family, of which Mr. Merkel's spouse is the sole trustee.

Mr. Danny Salinas does not beneficially own any shares of Class A Common Stock.

As previously reported, CFLP has pledged to Bank of America, N.A., pursuant to a Put and Pledge Agreement, originally dated as of December 27, 2017 and as most recently amended and restated effective October 5, 2023, 5,000,000 shares of the Company's Class B Common Stock in connection with a loan program established for certain employees and partners of CFLP and its affiliates.

Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed below:

Number of Shares of Class A Common Stock:

Person Number of Shares
CFLP 39,277,386
CFGM 40,656,324
Mr. Howard Lutnick 43,137,846
KBCR 1,362,415
Mr. Merkel 18,812
Ms. Edith Lutnick 115,325
Mr. Kyle Lutnick 6,541
Mr. Brandon Lutnick 3,365,768
Mr. Salinas 0

Percent of Class A Common Stock:

Person Percentage
CFLP 20.5%
CFGM 21.0%
Mr. Howard Lutnick 22.4%
KBCR *
Mr. Merkel *
Ms. Edith Lutnick *
Mr. Kyle Lutnick *
Mr. Brandon Lutnick 2.2%
Mr. Salinas *

* less than 1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares of Class A Common Stock beneficially owned as to which the Reporting Persons and each of the other persons listed below has:

(i) sole power to vote or direct the vote:

Person Number of Shares
CFLP 0
CFGM 0
Mr. Howard Lutnick 367,976
KBCR 0
Mr. Merkel 15,909
Ms. Edith Lutnick 47,140
Mr. Kyle Lutnick 6,541
Mr. Brandon Lutnick 3,335
Mr. Salinas 0

(ii) shared power to vote or direct the vote:

Person Number of Shares
CFLP 39,291,238
CFGM 40,670,176
Mr. Howard Lutnick 42,769,870
KBCR 1,362,415
Mr. Merkel 2,901
Ms. Edith Lutnick 68,185
Mr. Kyle Lutnick 0
Mr. Brandon Lutnick 3,362,433
Mr. Salinas 0

(iii) sole power to dispose or to direct the disposition:

Person Number of Shares
CFLP 0
CFGM 0
Mr. Howard Lutnick 367,976
KBCR 0
Mr. Merkel 15,909
Ms. Edith Lutnick 47,140
Mr. Kyle Lutnick 6,541
Mr. Brandon Lutnick 3,335
Mr. Salinas 0

(iv) shared power to dispose of or to direct the disposition:

Person Number of Shares
CFLP 39,277,386
CFGM 40,656,324
Mr. Howard Lutnick 42,769,870
KBCR 1,362,416
Mr. Merkel 2,901
Ms. Edith Lutnick 68,185
Mr. Kyle Lutnick 0
Mr. Brandon Lutnick 3,362,433
Mr. Salinas 0
Transactions in the class effected during the past sixty days:
See Item 4 of this Amendment No. 4, which is incorporated by reference herein.

As previously reported, on March 15, 2025, 1,606 restricted stock units ("RSUs"), which were previously granted as compensation to Kyle Lutnick under the Newmark Group, Inc. Long Term Incentive Plan in connection with his previous employment by the Company, and each representing a contingent right to receive one share of Class A Common Stock, became vested and issuable as Class A Common Stock, and the Company withheld 734 shares of Class A Common Stock for taxes at $12.40 per share, the closing price of the Class A Common Stock on March 15, 2025. The remaining 872 shares of Class A Common Stock were issued to Kyle Lutnick.
Other persons with the right to receive dividends or sale proceeds: The beneficiaries of the trusts for the benefit of Mr. Howard Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by such trusts. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by it. The beneficiaries of the trusts for the benefit of Mr. Merkel's immediate family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by each of them.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented with the information contained in Item 4 and Item 5 responsive hereto, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 11: Joint Filing Agreement, dated as of May 19, 2025, by and among the Reporting Persons

## Signatures
- Cantor Fitzgerald, L.P.: /s/ Howard W. Lutnick, Howard W. Lutnick/ Authorized Signatory (05/19/2025)
- CF Group Management, Inc.: /s/ Howard W. Lutnick, Howard W. Lutnick/ Authorized Signatory (05/19/2025)
- Howard W. Lutnick: /s/ Howard W. Lutnick, Howard W. Lutnick/ Self (05/19/2025)
Comment: [Signature page to Newmark Schedule 13D/A]